CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes Due 2015	$1,999,560,000	$142,568.63
Fixed Rate Senior Notes Due 2020	$1,999,840,000	$142,588.60

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 293 to Registration Statement No. 333-156423 Dated January 21, 2010 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2015
Fixed Rate Senior Notes Due 2020

We, Morgan Stanley, are offering the notes described below on a global basis.  We may not redeem the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2015 (the “fixed rate notes due 2015”) prior to the maturity thereof.  We may redeem some or all of the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2020 (the “fixed rate notes due 2020” and together with the fixed rate notes due 2015, the “notes”) at any time in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below relating to the fixed rate notes due 2020.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” subject to and as modified by the provisions described below.

Fixed Rate Notes Due 2015		Fixed Rate Notes Due 2020
Principal Amount:	$2,000,000,000	Principal Amount:	$2,000,000,000
Maturity Date:	January 26, 2015	Maturity Date:	January 26, 2020
Settlement Date		Settlement Date
(Original Issue Date):	January 26, 2010	(Original Issue Date):	January 26, 2010
Interest Accrual Date:	January 26, 2010	Interest Accrual Date:	January 26, 2010
Issue Price:	99.978%	Issue Price:	99.992%
Specified Currency:	U.S. dollars	Specified Currency:	U.S. dollars
Redemption Percentage		Redemption Percentage
at Maturity:	100%	at Maturity:	100%
Interest Rate:	4.10% per annum (calculated	Interest Rate:	5.50% per annum (calculated
	on a 30/360 day count basis)		on a 30/360 day count basis)
Interest Payment Period:	Semi-annual	Interest Payment Period:	Semi-annual
(continued on the next page)		(continued on the next page)

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MITSUBISHI UFJ SECURITIES
BANCA IMI	BB&T CAPITAL MARKETS
ING	KEYBANC CAPITAL MARKETS
KKR	SUNTRUST ROBINSON HUMPHREY
U.S. BANCORP INVESTMENTS, INC.	CABRERA CAPITAL MARKETS, LLC
SIEBERT CAPITAL MARKETS

Fixed Rate Notes Due 2015 (continued)		Fixed Rate Notes Due 2020 (continued)
Interest Payment Dates:	Each January 26 and July 26,	Interest Payment Dates:	Each January 26 and July 26,
	commencing on July 26, 2010		commencing on July 26, 2010
Business Day:	New York	Business Day:	New York
Minimum Denominations:	$100,000 and integral	Minimum Denominations:	$100,000 and integral
	multiples of $1,000 in excess		multiples of $1,000 in excess
	thereof		thereof
CUSIP:	61747Y CL7	CUSIP:	61747Y CM5
ISIN:	US61747YCL74	ISIN:	US61747YCM57
Other Provisions:	None	Other Provisions:	Optional make-whole
redemption (spread over
treasury rate: plus 30 basis
points)

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On January 21, 2010, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.628% for the fixed rate notes due 2015 and at a net price of 99.542% for the fixed rate notes due 2020, each of which we refer to as the “purchase price” for the respective notes.  The purchase price for the fixed rate notes due 2015 equals the stated issue price of 99.978% less a combined management and underwriting commission of 0.35% of the principal amount of the fixed rate notes due 2015 and the purchase price for the fixed rate notes due 2020 equals the stated issue price of 99.992% less a combined management and underwriting commission of 0.45% of the principal amount of the fixed rate notes due 2020.

Name	Principal Amount of Fixed Rate Notes Due 2015	Principal Amount of Fixed Rate Notes Due 2020
Morgan Stanley & Co. Incorporated	$1,690,000,000	$1,690,000,000
Mitsubishi UFJ Securities (USA), Inc.	200,000,000	200,000,000
Banca IMI S.p.A.	20,000,000	20,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	20,000,000	-
ING Financial Markets LLC	20,000,000	20,000,000
KeyBanc Capital Markets Inc.	20,000,000	-
KKR Capital Markets LLC	20,000,000	20,000,000
SunTrust Robinson Humphrey, Inc.	-	20,000,000
U.S. Bancorp Investments, Inc.	-	20,000,000
Cabrera Capital Markets, LLC	-	10,000,000
Muriel Siebert & Co., Inc.	10,000,000	-
Total	$2,000,000,000	$2,000,000,000

Morgan Stanley & Co. Incorporated is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 21% interest in Morgan Stanley (assuming full conversion of our convertible preferred stock that Mitsubishi UFJ Financial Group, Inc. currently owns). This offering will be conducted in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, Morgan Stanley & Co. Incorporated and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Banca IMI S.p.A. is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

PS-2

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

PS-3